SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

– – – – – – – – – – – –

FORM 11-K

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

OR

(     ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transaction period from _________________ to ________________

COMMISSION FILE NUMBER: 001-32007

1.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

The NewAlliance Bank 401(k) Plan

2.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

The NewAlliance Bank
401(k) Plan

Financial Statements and
Supplemental Schedule

December 31, 2009

The NewAlliance Bank 401(k) Plan

Financial Statements and Supplemental Schedule December 31, 2009

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*	Other supplemental schedules required by 29 CFR 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the NewAlliance Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NewAlliance Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for each of the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut June 22, 2010

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The NewAlliance Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,

(In thousands)	2009	2008

Assets
Investments at fair value:
Cash	$-	$8
Interest bearing deposit	5,302	5,614
Money market mutual funds	2,070	3,158

Cash and cash equivalents	7,372	8,780

Mutual funds	27,090	19,874
Common collective trust	2,781	2,877
Unitized stock fund	8,559	10,455

Total investments at fair value	45,802	41,986

Participant loans	1,230	1,125

Total assets	$47,032	$43,111

Liabilities
Distributions payable	$-	$8
Accrued expenses	20	20

Total liabilities	20	28

Net assets available for benefits	$47,012	$43,083

The accompanying notes are an integral part of these financial statements.

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The NewAlliance Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,

(In thousands)	2009	2008	2007

Additions to net assets attributable to:
Investment income (loss)
Interest and dividend income	$515	$878	$2,020
Interest income on loans to participants	66	72	64
Net appreciation (depreciation) in
fair value of investments	4,562	(8,515)	(4,066)

Net investment income (loss)	5,143	(7,565)	(1,982)

Contributions
Participants	3,864	3,971	3,981
Rollovers	3	62	118

Total contributions	3,867	4,033	4,099

Net additions (reductions)	9,010	(3,532)	2,117

Deductions from net assets attributable to:
Benefits paid directly to participants	5,182	3,699	3,617
Administrative and other expenses	147	170	131

Total deductions	5,329	3,869	3,748

Net increase (decrease)	3,681	(7,401)	(1,631)
Diversification transfers into the Plan	248	52	18
Transfer of assets into the P lan	-	1,256	-
Net assets available for benefits, beginning of year	43,083	49,176	50,789

Net assets available for benefits, end of year	$47,012	$43,083	$49,176

The accompanying notes are an integral part of these financial statements.

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of The NewAlliance Bank 401(k) Plan (the “Plan”) provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of NewAlliance Bank (the “Bank”), a subsidiary of NewAlliance Bancshares Inc., a bank holding company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 1, 2004, the Plan’s sponsor, NewAlliance Bank, converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and issued approximately 106 million shares of common stock at $10.00 per share. In connection with the conversion, the Bank registered 1,000,000 shares which were available for purchase by participants using employee contributions through the Plan's Restricted Unitized Stock Fund. Participants were unable to sell these shares for a period of one year, at which time the restricted units were transferred to the Plan's Unitized Stock Fund.

Effective April 1, 2004, the Plan name was changed to The NewAlliance Bank 401(k) Plan. Also effective April 1, 2004, the Bank’s matching contributions and any discretionary contributions are made to The NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (“ESOP”) and are no longer made to the Plan.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through June 22, 2010, the date upon which the Plan’s financial statements were available to be issued. No subsequent events were identified that would have required a change to the financial statements or disclosure in the notes to the financial statements.

Plan Administration

The Compensation Committee of the Bank is the Plan Administrator. The Plan’s Trustee and Custodian of Plan assets is Wachovia Bank, N.A., who is responsible for all investment assets and the execution of all participant-directed investment transactions. USI Consulting Group, Inc. serves as the record keeper for the Plan.

Eligibility/Employee Contributions

An employee who has been employed by the Bank for three months and is at least 20-1/2 years old is eligible to participate in the Plan. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on the first day of any month following the month in which they meet eligibility requirements.

Employer Matching Contributions

An employee who has been employed by the Bank for one year and is at least 20-1/2 years old is eligible to receive matching contributions beginning the quarter after the one-year anniversary of service. Employer matching contributions are made to the ESOP in the form of common shares of the Company. Beginning January 1, 2009 the annual uniform matching contribution made to the ESOP is equal to $1.00 for each $1.00 of a participants contribution up to 3% of a participants compensation, plus an additional matching contribution of $0.50 for each $1.00 contribution that

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

exceed 3% of the participants compensation up to and including 5% of a Participants compensation. This equates to a maximum available matching contribution of 4%. For Plan year 2008 the annual uniform matching contribution made to the ESOP was equal to 50% of a participant’s pre-tax contribution to the Plan, with a maximum of 3% of such participant’s total annual compensation.

Participant Accounts

Each participant account is credited with participant contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their accounts into one of several investment options as discussed in Note 2.

In accordance with the Pension Protection Act of 2006, Plan participants are allowed to diversify their ESOP assets by transferring those assets into their individual 401(k) accounts utilizing the investment options available in the Plan. For the years ended December 31, 2009, 2008 and 2007, diversification transfers into the Plan approximated $248,000, $52,000 and $18,000, respectively.

Vesting

Under the Plan, a participant is fully vested at all times with respect to participant contributions. Employer matching and discretionary contributions made to the 401(k) Plan ceased on April 1, 2004. Participants participating in the Plan prior to this date become 25% vested after 2 years, 50% vested after 3 years, 75% vested after 4 years, and 100% vested after 5 years in matching contributions noted. Discretionary contributions made prior to April 1, 2004 were considered fully vested for all participating participants. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw amounts from their account if they are over 59-1/2 years old and (i) their account has accumulated for at least 2 years or (ii) they have been a participant in the Plan for at least 5 years. In addition, a participant may apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, participants with balances less than $1,000 in their 401(k) Plan account will automatically be paid as a lump-sum payment unless a roll-over distribution is elected. If the 401(k) Plan account is between $1,000 and $5,000, a rollover to a newly established NewAlliance Bank IRA will automatically occur unless the participant expressly elects to rollover their funds to an account other than at NewAlliance Bank or receive a lump sum payment. If the 401(k) Plan account balance exceeds $5,000 a participant is not required to receive a distribution of Plan benefits until April 1 of the year following attainment of age 70½. At December 31, 2009 and 2008, there were no payments due to participants who withdrew from the plan.

Forfeitures

Forfeitures relate to matching contributions made prior to April 1, 2004, and also result from participants that terminate employment prior to becoming fully vested. The forfeiture reserve balance of $21,981 and $60,254 at December 31, 2009 and 2008, respectively, is included in the Pioneer Cash Reserve Account. As amended, the forfeiture reserve is available to reduce Bank matching contributions, reduce Bank discretionary profit sharing contributions or pay expenses of Plan administration. For the years ended December 31, 2009 and 2008, $38,273 and $7,743, respectively, of the forfeiture reserve balance was used for Plan expenses. The forfeiture reserve balance was not used in the year ended December 31, 2007.

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Participant Loans

Participants may make an application to the Plan administrator for a maximum of two outstanding loans at any one time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000. The loans are collateralized by the participant’s vested account balance and generally bear a fixed interest rate based on the current prime interest rate as of the loan origination date. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document.

Plan Amendments

The Plan was amended effective January 1, 2006 to comply with final regulations under IRS Code Sections 401(k) and 401(m). The Plan adopted an amendment which became effective January 1, 2007 to recognize prior hours, years of service and years of vesting service for former employees and current employees of Westbank employed on or after the acquisition date of Westbank. The Plan adopted an amendment which became effective November 1, 2008 to merge the Westbank 401(k) Retirement Plan (“Westbank Plan”) into this Plan and to recognize prior service under the Westbank Plan to be treated as service with NewAlliance Bank. The Plan adopted an amendment to allow forfeitures in the Plan to be used to pay Plan expenses. On October 1, 2008 the Plan adopted an amendment that became effective January 1, 2009, to provide for a safe harbor plan design which will eliminate certain nondiscrimination testing requirements. In November 2009 the plan was amended to comply with provisions of the Pension Protection Act of 2006 to prohibit distribution of gap period earnings.

Plan Mergers

As discussed above, the Westbank Plan was merged into the Plan on November 7, 2008. The Westbank Plan had assets of approximately $1,256,000 at the time of the merger. At the time of the merger, participants could select investment options available to the Plan as of the merger date.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Investments and Income Recognition

Investments are recorded at fair value as determined using prices as discussed in Note 3. The certificate of deposit, as explained below, is stated at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Participant loans are recorded at cost, which approximates fair value.

Investment options available to participants include a NewAlliance Bank Certificate of Deposit Fund, which includes the NewAlliance Bank Certificate of Deposit and the Burnham US Treasury Money Market Fund, and the NewAlliance Bancshares, Inc. Unitized Stock Fund, both of which are related parties as discussed in Note 6. The certificate of deposit interest rate is adjusted monthly at, or near, the first day of each month. For the years ended December 31, 2009 and 2008, the average rate on the certificate of deposit was 0.40% and 2.68%, respectively.

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

The remaining investment options include the Dreyfus Bond Market Index Fund, AIM Real Estate Fund, Columbia Money Market Fund, Union Bond & Trust Company Stable Value Fund, Franklin Templeton Conservative Target Fund, American Funds Europacific Growth Fund, Vanguard Index 500 Fund, Van Kampen Mid Cap Growth Fund, JP Morgan Small Cap Equity Fund, and Goldman Sachs Mid Cap Value Fund. Contributions are invested through Wachovia Bank, N.A., a related party as discussed in Note 6.

Administrative Expenses

The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. The Plan, at the direction of the Bank, paid all administrative expenses in 2009 and 2008. Administrative expenses of $6,826, were paid by the Bank on behalf of the Plan for the year ended December 31, 2007.

Benefit Payments
Benefit payments are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires Management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassification
Amounts in prior years' financial statements are reclassified whenever necessary to conform to the current year financial statement presentation.

Recent Accounting Pronouncements

Accounting Standards Codification (Topic 105)
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS No. 168”). The objective of SFAS No. 168 is to replace SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and to establish the FASB Accounting Standards Codification (“Codification” or “FASB ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). The Codification did not change GAAP, but rather reorganized it into approximately 90 accounting topics within a consistent structure to simplify user access. Contents in each of these accounting topics are further organized by subtopic, section and paragraph. The Codification was effective for financial statements issued for reporting periods that end after September 15, 2009. The adoption of SFAS No. 168 and the Codification did not have a material impact on the Plan’s financial statements but changed the referencing system for accounting standards from the legacy GAAP citations to codification topic numbers.

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Fair Value Measurement and Disclosure (Topic 820)
In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-12, Topic 820, "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", to provide guidance on measuring the fair value of certain alternative investments. This ASU amends FASB ASC 820, "Fair Value Measurements and Disclosures", and offers investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share. As there currently is diversity in practice, this guidance addresses the issue of how to estimate the fair value of various investments in entities, including hedge funds, common collective trusts, venture capital funds, offshore fund vehicles, funds of funds and real estate funds. The ASU also requires enhanced disclosures about the nature and risks of investments within its scope that are measured at fair value on a recurring or nonrecurring basis. The guidance is effective for the first reporting period (including interim periods) ending after December 15, 2009, although early adoption is permitted. The adoption of this guidance as of December 31, 2009 did not have a material impact on the Plan’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value". This update provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. In such circumstances, the ASU specifies that a valuation technique should be applied that uses either the quote for the liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique consistent with existing fair value measurement guidance. The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance is effective for the first reporting period beginning after the date of issuance. The adoption of this guidance for the fiscal year beginning January 1, 2010, is not expected to have a material effect on the Plan’s financial statements.

In April 2009, the FASB issued new guidance, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" (FASB ASC 820-10). This guidance provides additional clarification for estimating fair value, in accordance with the fair value measurements and disclosures guidance, when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance on December 31, 2009 did not have a material impact on the Plan’s financial statements.

3.	Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with Financial Accounting Standards Board’s ASC 820, "Fair Value Measurement and Disclosures", the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

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Notes to Financial Statements

Basis of Fair Value Measurement
Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following tables detail the financial instruments carried at fair value on a recurring basis as of December 31, 2009, and 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

		Quoted Prices in
		Active Markets for	Significant	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$7,372	$7,372	$-	$-
Mutual funds	27,090	27,090	-	-
Common collective trust	2,781	-	2,781	-
Unitized stock fund	8,559	8,559	-	-
Participant loans	1,230	-	-	1,230

Total assets at fair value	$47,032	$43,021	$2,781	$1,230

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

	Fair Value Measurements at December 31, 2008

		Quoted Prices in
		Active Markets for	Significant	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$8,780	$8,780	$-	$-
Mutual funds	19,874	19,874	-	-
Common collective trust	2,877	-	2,877	-
Unitized stock fund	10,455	10,455	-	-
Participant loans	1,125	-	-	1,125

Total assets at fair value	$43,111	$39,109	$2,877	$1,125

The following table details assets measured at fair value on a recurring basis at December 31, 2009 and 2008 for which the Company utilized Level 3 inputs to determine fair value:

	Participant Loans

	For the years ended December 31,

(In thousands)	2009	2008

Beginning balance, January 1	$1,125	$998
Transfer into Level 3	-	-
Loans acquired	-	32
Advances, payments and forfeitures, net	105	95

Ending balance, December 31	$1,230	$1,125

The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash and Cash Equivalents: Cash and cash equivalents includes uninvested cash held at the Trustee, an interest bearing deposit and money market funds. The carrying values of the uninvested cash and interest bearing deposit approximate fair value. Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end. Cash and cash equivalents are classified as Level 1 in the fair value hierarchy

Mutual Funds: The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 in the fair value hierarchy.

Common Collective Trust: This category consists of private funds that invest primarily in marketable equity and fixed income securities. The funds may also invest in insurance contracts and derivatives such as forwards, options and swaps. The fair value of investments in collective trust funds are measured as the fair value of the ownership interest in the fund, which may not always be the fair value of the underlying net assets of the collective investment trust. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. In addition, consideration is given to specific rights or obligations that pertain to the investments. Based on the observability of prices or inputs used to value the underlying portfolio instruments, investments in collective trusts are classified as Level 2 in the fair value hierarchy.

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Unitized Stock Fund: The NewAlliance Bancshares, Inc. Unitized Stock Fund is an employer stock unitized fund that consists of NewAlliance Bancshares, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. NewAlliance Bancshares, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The NewAlliance Bancshares, Inc. Unitized Stock Fund is classified as Level 1 within the valuation hierarchy.

Participant Loans: Participant loans are valued at amortized cost, which approximates fair value. Loans to participants are classified as Level 3 in the fair value hierarchy.

4.	Investments
As of December 31, 2009 and 2008, the fair values of individual investments that represented 5% or more of the Plan’s total net assets were:

		December 31,

(In thousands)		2009	2008

	Vanguard Index 500 Fund	$11,024	$8,631
*	NewAlliance Bancshares, Inc. Unitized Stock Fund	8,559	10,455
*	NewAlliance Bank Certificate of Deposit Fund	5,302	5,614
	Franklin Templeton Conservative Target Fund	4,401	3,588
	American Funds Europacific Growth Fund	3,164	2,234
	Dreyfus Bond Market Index Fund	2,369	-
	Union Bond & Trust Company Stable Value Fund	2,781	2,877

*	Indicates party-in-interest

For the year ended December 31, 2009 there was net (depreciation) appreciation in the fair value of investments of approximately $(643,000) related to equity investments, $57,000 related to common collective trust funds, and $5.1 million related to investments in mutual funds. For the year ended December 31, 2008, there was net (depreciation) appreciation in the fair value of investments of approximately $1.6 million related to equity investments, $97,000 related to common collective trust funds, and $(10.2 million) related to investments in mutual funds. For the year ended December 31, 2007, there was net (depreciation) appreciation in the fair value of investments of approximately $(3.8 million) related to equity investments, $102,000 related to common collective trust funds and $(402,000) related to investments in mutual funds.

5.	Differences between Financial Statements and Form 5500
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

(In thousands)	2009	2008	2007

Benefits paid to the participants per the financial statements	$5,182	$3,699	$3,617
Defaulted and forgiven loan principal	(84)	(84)	(61)
Net distributions paid to participants	-	(115)	(353)
Corrective distributions	(35)	(26)	-
Amounts allocated to withdrawn participants	-	-	115

Benefits paid to the participants per Form 5500	$5,063	$3,474	$3,318

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

6.	Transactions with Related Parties

Investment product review and recommendations are provided by USI Securities, Inc. USI Securities, Inc. is a related party to USI Consulting Group, Inc., the record keeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. An investment option available in the Plan is the NewAlliance Bank Certificate of Deposit Fund, which includes a certificate of deposit issued by NewAlliance Bank, the Plan sponsor. The NewAlliance Bancshares, Inc. Unitized Stock Fund includes shares of common stock issued by the Company. Wachovia Bank, N.A. is the Trustee and Custodian of Plan assets, therefore, transactions with Wachovia Bank, N.A. qualify as party-in-interest transactions. The Plan’s Custodian invests certain funds at the Bank and administers participant directed investments in various investment options as designated by the participants. The Bank controls and manages the operation and administration of the Plan. No officers or employees of the Bank receive compensation from the Plan. Participant loans also qualify as party-in-interest transactions.

7.	Federal Income Tax Status

The Plan obtained its latest determination letter, dated October 17, 2002, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) through amendments dated February 26, 2002. The Plan has been amended since February 26, 2002, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

8.	Plan Termination
The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. As of December 31, 2009 the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

9.	Risks and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits. The certificate of deposit held by the Plan exceeds federally insured limits. The Plan has not experienced any losses from this investment.

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The NewAlliance Bank 401(k) Plan
EIN 06-0469580 Plan 002

Form 5500, Schedule H, Part IV, Item 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2009

	(b)	(c) Description of Investment (Including Maturity		(e)
	Identity of Issue, Borrower,	Date, Rate of Interest, Collateral, Par or Maturity	(d)	Current
(a)	Lessor, or Similar Party	Value)	Cost	Value

	(Dollars in thousands)

*	NewAlliance Bank	Certificate of deposit: interest rate 0.38%,	**	$5,302
		no stated maturity, rate adjusted periodically

		Cash accounts
	Excelsior	Columbia Money Market Fund	**	1,997
	Pioneer	Pioneer Cash Reserve	**	22
	Burnham	Burnham U. S. Treasury Money Market Fund	**	51

		Common collective trust
	Union Bond & Trust Company	Union Bond & Trust Company Stable Value Fund	**	2,781

		Mutual Funds
	Dreyfus	Dreyfus Bond Market Index Fund	**	2,369
	Franklin/Templeton	Franklin Templeton Conservative Target Fund	**	4,401
	AIM	AIM Real Estate Fund	**	644
	American Funds	American Funds Europacific Growth Fund	**	3,164
	Vanguard	Vanguard Index 500 Fund	**	11,024
	Van Kampen	Van Kampen Mid Cap Growth Fund	**	2,245
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	**	1,938
	JP Morgan	JP Morgan Small Capital Equity Fund	**	1,305
		Equity
*	NewAlliance Bancshares, Inc.	Unitized Stock Fund	**	8,559

*	Plan Participants - Loans	Various terms collateralized by vested account balance;	-	1,230

		interest rates ranging from 3.25% to 8.25%

		Total Assets		$47,032

*	Indicates party-in-interest
**	Cost information is not required for participant - directed funds.